Filed pursuant to Rule 433
Dated April 29, 2015

Relating to
Pricing Supplement No. 279 dated April 29, 2015 to
Registration Statement No. 333-200365

Morgan Stanley
Global Medium-Term Notes, Series G

Euro Floating Rate Senior Registered Notes Due 2022

Issuer:	Morgan Stanley
Principal Amount:	€20,000,000
Maturity Date:	May 6, 2022
Trade Date:	April 29, 2015
Original Issue Date (Settlement):	May 6, 2015 (T+3)
Interest Accrual Date:	May 6, 2015
Issue Price (Price to Public):	100%
Agents’ Commission:	0.30%
All-in Price:	99.70%
Net Proceeds to Issuer:	€19,940,000
Base Rate:	EURIBOR
Spread (plus or minus):	Plus 0.65%
Index Maturity:	Three months
Minimum Interest Rate:	0.00%
Interest Payment Period:	Quarterly
Interest Payment Dates:	Each February 6, May 6, August 6 and November 6, commencing August 6, 2015
Initial Interest Rate:	The Base Rate plus 0.65%; to be determined by the Calculation Agent on the second TARGET Settlement Day immediately preceding the Original Issue Date
Initial Interest Reset Date:	August 6, 2015
Interest Reset Dates:	Each Interest Payment Date
Interest Reset Period:	Quarterly
Day Count Convention:	Actual/360
Tax Redemption and Payment of Additional Amounts:	Yes
Specified Currency:	Euro (“€”)
Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Business Days:	London, TARGET Settlement Day and New York
Listing:
Application will be made for listing on the Official List of the UK Listing Authority and for admission to trading on the London Stock Exchange’s Regulated Market after the original issue date.  No assurance can be given that such applications will be granted.

ISIN:	XS1228331788
Common Code:	122833178
Form:	Registered; issued under the New Safekeeping Structure (intended to be Eurosystem eligible)
Issuer Ratings:	Baa2 (Moody’s) / A- (Standard & Poor’s) / A (Fitch) / A (R&I) / A (high) (DBRS) (Positive / Negative / Stable / Negative / Stable)
Agents:
Morgan Stanley & Co. International plc (“MSIP”).  MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS&Co.”).  MS&Co. is our wholly-owned subsidiary. MS&Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS&Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated November 19, 2014
Prospectus Dated November 19, 2014